

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 6, 2010

<u>Via U.S. Mail</u>

Ms. Carolyn Sizemore
Vice President and Controller
CSX Corporation
500 Water Street, 15th Floor
Jacksonville, Florida 32202

      RE: **CSX Corporation**
              Form 10-K for the fiscal year ended December 25, 2009
              Filed February 19, 2010
              File No. 001-08022

Dear Ms. Sizemore:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Linda Cvrkel
                    Branch Chief